# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Boundless Bio, Inc., CIK 0001782303
CUSIP: 10170A100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11099 North Torrey Pines Road, Suite 150, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 10/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001602227

## Reporting persons
- Zachary Hornby: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,426,857; shared voting power 0; sole dispositive power 2,426,857; shared dispositive power 0; aggregate amount beneficially owned 2,426,857 (9.8% of the class)

## Item 1. Issuer
Name of issuer: Boundless Bio, Inc.
Address of issuer's principal executive offices: 11099 North Torrey Pines Road, Suite 150, La Jolla, CA 92037

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Zachary Hornby (the "Reporting Person").
Address of principal business office or, if none, residence: c/o Boundless Bio, Inc., 11099 North Torrey Pines Road, Suite 150, La Jolla, CA 92037
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock of the Issuer as of August 17, 2026, based upon 22,747,985 shares of Common Stock outstanding as of August 5, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.

The Reporting Person is the beneficial owner of 2,426,857 shares of Common Stock, which consist of (i) 456,410 shares of Common Stock held directly by the Reporting Person, and (ii) 1,970,447 shares of Common Stock underlying stock options that are vested or will vest within 60 days of August 17, 2026.
Percent of class: 9.8%
Sole power to vote or to direct the vote: 2,426,857
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,426,857
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Zachary Hornby: /s/ Zachary Hornby, Zachary Hornby (08/27/2026)